Exhibit 99.1

PRESS RELEASE

LeddarTech Announces Intention to File under the Bankruptcy and Insolvency Act in Canada

QUEBEC CITY, Canada, June 16, 2025 — LeddarTech® Holdings Inc. (“LeddarTech” or the “Company”) (Nasdaq: LDTC), an AI-powered software company recognized for its innovation in advanced driver assistance systems (ADAS) and autonomous driving (AD), today announces that, further to its press release dated June 11, 2025, it intends on making an assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada) (the “BIA”).

After careful consideration of all available alternatives, including undertaking a strategic review which was unsuccessful in identifying a suitable acquirer or commercial partner or raising sufficient capital, as well as further to the Company having received a notice of default under its bridge financing offer entered into with certain bridge lenders, the board of directors of the Company has determined that it was in the best interest of the Company and its stakeholders to make an assignment into bankruptcy under the BIA as soon as reasonably practicable. The Company expects that Raymond Chabot Inc., a licensed trustee, will be appointed as the trustee under the BIA proceedings.

In connection with the BIA proceedings, each member of the board of directors of the Company will resign effective upon the assignment under the BIA.

As was disclosed in its June 11, 2025 press release, the Company does not expect to resume active operations and cautions investors that there is significant risk that holders of our securities will receive little to no value under the BIA proceedings.

Further announcements regarding the status of the Company’s BIA proceedings will be made as developments warrant. Additional information with respect to the BIA proceedings will be available in due course on Raymond Chabot Inc.’s website.

The Company expects that its common shares and warrants trading on the Nasdaq will be halted as a result of the BIA proceedings. The Company anticipates that it will ultimately be delisted from the Nasdaq.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off- road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 190 patent applications (112 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.leddartech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

PRESS RELEASE

Forward-Looking Statements

Certain statements contained in this Press Release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws). Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Forward-looking statements in this press release include, without limitation, statements regarding the issuance of cease trade orders, the BIA proceedings, and the potential for shareholder value recovery. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties, including the risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Form 20-F filed with the SEC. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Chris Stewart, Chief Financial Officer, LeddarTech Holdings Inc.
Tel.: + 1-514-427-0858, chris.stewart@leddartech.com

•	Investor relations website: investors.leddartech.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”